Exhibit 99(a)(1)(B)

Offer to Purchase for Cash

All Outstanding Shares

of

Perdigão S.A.

by

Sadia S.A.

at R$27.88 Per Share

Pursuant to the Offer to Purchase dated July 18, 2006

The offer will expire at 5:00 p.m., New York City time, on August 31, 2006, unless extended. Upon the terms and subject to the conditions in the Offer to Purchase, Sadia will purchase the shares in an auction to be held on BOVESPA's electronic system. To tender shares in the offer you must participate in the auction, which requires that you register to do so no later than 5:00 p.m., New York City time, on the last business day prior to the date of the auction. The auction is expected to be held on the business day immediately following the 35th day following the date of announcement by Sadia of a Registration Commencement Notice, which shall be announced by press release after the disclosure by Perdigão's management of the Valuation Report required by Perdigão's bylaws (which is required to be disclosed by August 31, 2006). Withdrawal rights shall expire immediately prior to the start of the auction. Sadia intends to extend the offer until the last business day prior to the date of the auction.

Persons that hold American Depositary Shares, or "ADSs" (as evidenced by American Depositary Receipts), representing shares of Perdigão may participate in the tender offer by surrendering their ADSs, withdrawing the underlying shares from the ADS program and participating directly in the tender offer like other holders of shares. Each ADS represents two shares of Perdigão.

July 18, 2006

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been appointed by Sadia, a corporation organized under the laws of the Federative Republic of Brazil, to act as U.S. Information Agent in connection with Sadia's offer to purchase for cash all of the outstanding shares of Perdigão, a corporation organized under the laws of the Federative Republic of Brazil, including those shares represented by ADSs, at a price of R$27.88 per share, without interest. In accordance with regulations of the Securities and Exchange Commission of Brazil, or "CVM," Sadia is required to adjust the offer price and intends to do so by reference to the Wide National Consumer Price Index published by the Brazilian Geography and Statistics Institute, upon the terms and subject to the conditions set forth in the Offer to Purchase.

        There is no separate tender offer being made in the United States to acquire ADSs. In order to tender ADSs (each ADS representing two common shares of Perdigão) on behalf of your clients, you must obtain the shares underlying the ADSs, transfer those shares to an account at the Brazilian Clearing and Depositary Corporation (the Brazilian clearing and settlement agency) and have a Brazilian broker tender the shares in the auction. In order to obtain the underlying shares, you must surrender the ADSs to The Bank of New York and withdraw the underlying shares from the ADS program. We are not able to estimate how long it will take The Bank of New York to process the withdrawal request and we recommend contacting The Bank of New York directly. You are advised to act well in advance to ensure adequate time to tender shares on behalf of your clients. See Section 2—"Tender Procedures" in the Offer to Purchase.

        In order to tender shares on behalf of your clients, you must register for the offer with ABN AMRO Real Corretora de Câmbio e Valores S.A. or another BOVESPA-authorized brokerage firm no later than 5:00 p.m., New York City time, on the last business day prior to the date of the auction. See Section 2—"Tender Procedures" in the Offer to Purchase.

        All terms not otherwise defined herein have the meaning set forth in the Offer to Purchase. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold shares of Perdigão or ADSs in your name or in the name of your nominee.

        The tender offer is conditional upon, among other things, a majority of all outstanding shares of Perdigão being tendered. Section 5.2 of the Notice of Tender Offer contained in Schedule 1 to the Offer to Purchase sets forth the conditions to the tender offer.

        For your information and for forwarding to those of your clients for whom you hold shares of Perdigão or ADSs registered in your name or in the name of your nominee, we are enclosing the Offer to Purchase dated July 18, 2006.

        Your prompt action is requested. We urge you to contact your clients as promptly as possible.

        Sadia will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the tender offer. In addition, Sadia will not pay any transfer taxes payable on the transfer of shares to it. Sadia will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. Under no circumstances will interest be paid by Sadia on the cash to be provided in exchange for shares (including shares represented by ADSs), regardless of any extension of the offer.

        Any questions or requests for assistance or additional copies of the Offer to Purchase may be directed to the undersigned at the address or telephone number set forth on the back cover page of the Offer to Purchase. Additional copies of the enclosed materials will be furnished at Sadia's expense.

Very truly yours,

Nothing contained herein or in the enclosed documents shall constitute you or any other person the agent of Sadia, Perdigão, the Information Agent or any affiliate of any of them, or authorize you or any other person to make any statement or use any document on behalf of any of them in connection with the offer other than the enclosed documents and the statements contained therein.